Exhibit 99.1

AEGON kicks-off lead sponsorship with renowned Dutch soccer club Ajax

AEGON and world-renowned Dutch soccer club Ajax today formally launched their new partnership with the unveiling of a giant copy of Ajax’s red and white game shirt featuring, for the first time, the AEGON brand.

From now on, members of the Ajax team will be wearing the new jerseys in all matches, including when they play in the pre-season Amsterdam tournament against other European clubs such as Arsenal, Inter Milan and Sevilla.

“We’re very proud to be able to sponsor such an internationally regarded club such as Ajax. We believe this new partnership will further strengthen AEGON’s brand awareness, not only in the Netherlands and throughout Europe, but also in many of the new emerging markets where we are building our presence, such as Asia and Latin America,” said AEGON CEO Alexander Wynaendts. “Soccer is a game that belongs to the entire world. Some of the legendary players who were with Ajax over the years, like Johan Cruyff, Dennis Bergkamp and Marco van Basten are as well known in Beijing and Mexico City as they are in the Netherlands. Only soccer has that kind of reach.”

Ajax has long been a dominant force in Dutch football, winning 29 national league titles since the club’s first in 1918. Ajax has also enjoyed considerable success in Europe over the years as a four-time winner of the European Cup, the prestigious tournament for Europe’s national league champions.

Ajax general manager Henri van der Aat said: “We are delighted to have AEGON as our main sponsor. We share the same values and the same vision for the future. This long term relationship will help Ajax as it sets out on a new phase in its history. With its long term sponsorship of ice speed skating, AEGON has shown itself to be a stable partner which can help strengthen both sporting and commercial performance. Ajax and AEGON place great importance both on the development of talent and on the international opportunities that will open up as a result of this sponsorship.”

As part of the sponsorship deal, Ajax will receive between EUR 10 million and EUR 12 million a year over the next seven years from AEGON – the precise amount depending on the team’s performance.

In addition to the Ajax sponsorship, AEGON also makes significant contributions to sport through its sponsorship of, amongst others, the Dutch national speed skating federation. US champion golfers Zach Johnson and Taylor Leon. UK golfer Lloyd Saltman and Czech speed skater Martina Sablikova.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Phone: + 31 (0)70 – 344 8344	Phone: + 31 (0)70 – 344 8305 or + 1 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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